

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

August 24, 2017

Mr. Nik Jhangiani
Chief Financial Officer
Coca-Cola European Partners PLC
Bakers Road, Uxbridge
UB8 1EZ
United Kingdom

      **Re: Coca-Cola European Partners PLC
             Form 20-F for Year Ended December 31, 2016
             Filed April 12, 2017
             File No. 1-37791**

Dear Mr. Jhangiani:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/ Rufus Decker

      Rufus Decker
      Accounting Branch Chief
      Office of Beverages, Apparel and Mining